UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Ultralife Batteries, Inc.
(Name of Issuer)

COMMON STOCK, par value $.10
(Title of Class of Securities)

903899102
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 25, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 903899102 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    3,583,948 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,583,948 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,583,948 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

24.0%

14. Type of Reporting Person (See instructions)

PN,

Schedule 13D/A

CUSIP No. 903899102 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       25,815
Shares
Beneficially  8 Shared Voting Power
Owned by        3,583,948
Each
Reporting     9 Sole Dispositive Power
Person          25,815
With
             10 Shared Dispositive Power
                3,583,948

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,609,763

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

24.2%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 903899102 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,583,948 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                3,583,948 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,583,948

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

24.0%

14. Type of Reporting Person (See instructions)
CO

Page 5 of 7 Pages

The undersigned, Grace Brothers, Ltd. ("Grace") hereby amends its Schedule 13D as filed on June 7, 2006 relating to the Common Stock of Ultralife Batteries, Inc. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the
Schedule 13D, as previously amended, remains unchanged.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
3,583,948 shares of Common Stock, representing approximately 24.0% of the outstanding shares of Common
Stock. As general partner of Grace, Spurgeon may be deemed beneficial owner of 3,583,948 shares of Common Stock, or 24.0% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace, Whitmore may be deemed beneficial owner of 3,583,948 shares of Common Stock, and 25,815 shares of Common Stock as direct beneficial owner, or 24.2% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
3,583,948 Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
3,583,948 Shares
sole voting power 25,815 Shares

Spurgeon:  shared voting power (with Grace and Whitmore)
3,583,948 Shares

(c) The transactions effected by the Filers since the most recent filing on June 22, 2006 of Schedule 13D set forth in Schedule A.

Page 6 of 7 Pages


SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: September 28, 2006

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Page 7 of 7 Pages

SCHEDULE A

TRADE ACTIVITY FOR ULTRALIFE BATTERIES, INC.
EFFECTED BY GRACE BROTHERS, LTD. FROM JUNE 22, 2006
THROUGH SEPTEMBER 28, 2006.

                          Amount of    Price per
Date        Security      Shares       Share
                          Purchased
9/22/2006   COMMON STOCK     100       8.90
9/22/2006   COMMON STOCK     100       8.91
9/22/2006   COMMON STOCK     200       8.92
9/22/2006   COMMON STOCK   5,300       8.94
9/22/2006   COMMON STOCK     200       8.95
9/22/2006   COMMON STOCK     100       8.99
9/22/2006   COMMON STOCK   5,300       9.00
9/22/2006   COMMON STOCK     200       9.01
9/22/2006   COMMON STOCK   4,100       9.02
9/22/2006   COMMON STOCK     400       9.03
9/22/2006   COMMON STOCK     100       9.04
9/22/2006   COMMON STOCK  11,509       9.05
9/22/2006   COMMON STOCK     700       9.06
9/22/2006   COMMON STOCK     200       9.08
9/22/2006   COMMON STOCK   1,897       9.09
9/22/2006   COMMON STOCK  17,880       9.10
9/22/2006   COMMON STOCK     100       9.11
9/22/2006   COMMON STOCK     397       9.12
9/22/2006   COMMON STOCK   2,000       9.13
9/22/2006   COMMON STOCK     918       9.14
9/22/2006   COMMON STOCK   5,400       9.15
9/22/2006   COMMON STOCK   1,791       9.16
9/22/2006   COMMON STOCK     400       9.17
9/22/2006   COMMON STOCK     500       9.18
9/22/2006   COMMON STOCK   2,200       9.19
9/22/2006   COMMON STOCK  43,060       9.20
9/22/2006   COMMON STOCK   1,400       9.22
9/22/2006   COMMON STOCK     600       9.29
9/22/2006   COMMON STOCK   3,877       9.30
9/22/2006   COMMON STOCK     500       9.31
9/25/2006   COMMON STOCK     200       9.12
9/25/2006   COMMON STOCK     260       9.14
9/25/2006   COMMON STOCK  18,176       9.15
9/25/2006   COMMON STOCK   2,600       9.16
9/25/2006   COMMON STOCK  11,253       9.17
9/25/2006   COMMON STOCK   4,200       9.18
9/25/2006   COMMON STOCK   3,200       9.19
9/25/2006   COMMON STOCK   3,606       9.20
9/25/2006   COMMON STOCK     200       9.21
9/25/2006   COMMON STOCK     391       9.22
9/25/2006   COMMON STOCK   4,400       9.23
9/26/2006   COMMON STOCK     400       9.0200
9/26/2006   COMMON STOCK     800       9.0486
9/26/2006   COMMON STOCK   5,667       9.0500
9/26/2006   COMMON STOCK     400       9.0600
9/26/2006   COMMON STOCK     500       9.0700
9/26/2006   COMMON STOCK     400       9.0775
9/26/2006   COMMON STOCK     800       9.0800
9/26/2006   COMMON STOCK     500       9.0940
9/26/2006   COMMON STOCK   1,000       9.0960
9/26/2006   COMMON STOCK  41,865       9.1000
9/26/2006   COMMON STOCK     700       9.1100
9/26/2006   COMMON STOCK     300       9.1200
9/26/2006   COMMON STOCK   2,100       9.1300
9/26/2006   COMMON STOCK   2,700       9.1400
9/26/2006   COMMON STOCK   9,900       9.1500
9/26/2006   COMMON STOCK     200       9.1600
9/26/2006   COMMON STOCK     200       9.1800
9/26/2006   COMMON STOCK     100       9.1900
9/26/2006   COMMON STOCK   4,000       9.1993
9/26/2006   COMMON STOCK  36,019       9.2000